UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 24, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ophthotech Corporation

File No. 333-190643 - CF#34008
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Ophthotech Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 15, 2013.

Based on representations by Ophthotech Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through July 15, 2019
Exhibit 10.11	through July 15, 2019
Exhibit 10.12	through July 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary